RELEVANT INFORMATION

2024 Results ACCUMULATED IN THE THIRD QUARTER

FINANCIAL RESULTS CONTINUE OVER HISTORIC LEVELS

698
674
706
730
752
43
68
102
82
82
COP Trillions
35.8
12.5
1.0
60.0
28.0
10.6
119.8
59.2
26.6
108.3
48.5
14.8
98.5
42.3
11.0
9M-2020
9M-2021
9M-2022
9M-2023
9M-2024

	9M-2020	9M-2021	9M-2022	9M-2023	9M-2024
ROACE	7%	11%	19%	13%	11%
EBITDA MARGIN	35%	47%	49%	45%	43%

● Revenues ● EBITDA ● Net income -●- Production (kboed) -●- Brent USD/BL

Quarterly results
3Q-2024
35.1
16.0
5.1
34.6
14.0
3.6
3Q-2023
3Q-2024

Scenario 9M-2024 excluding external factors

16.4 TCOP
Net income

13.7% ROACE

45.6%
EBITDA MARGIN

External Factors

- Exchange rate effect
- Brent price effect
- Inflation effect
- Product spreads effect

Highest production level in the last 9 years

Highest transported volumes in the last 5 years

Historic troughput level in our refineries

Investment execution by the end of 9M-2024 in line with target established for the year (COP 16.2 trillion)*

*Excluding organic investment

Energies for the Transition
9M-2024

Natural Gas and LPG

*Figure includes gas and LPG and excludes LNG

Accounted
23%
of total hydrocarbon production

In December 2024, agreements will be signed for regasification services and the supply of deficit amounts

Hydrocarbons
9M-2024

Production
752 kboed
(+22.2 kboed vs 9M-2023)

Midstream
1,126 Kbd
(+21.1 Kbd vs 9M-2023)

Downstream
418 Kbd
(+1.5 Kbd vs 9M-2023)

Exploration

Caribe Offshore
Sirius-2 confirmed the success of the discovery. The favorable ruling allows operations to continue

Piedemonte Llanero
3 Sucessful wells (Arauca-8, Rex NE N01, Aquila-1)

Transmission and Toll Roads
9M-2024

Projects awarded

Colombia:
Public tender for the construction and operation of the Pasacaballos substation CAPEX -83 BCOP

Telecommunications
Signing and closure of Specific Agreement 5 of Internet Boards, benefiting 56,000 families

18% Contribution to the EG EBITDA

Accelerating the energy transition

Investments
+COP 341 BCOP
oriented to TESG development

80%
water reuse in the operation

Energy Efficiency
Aggregated internal consumption by 14.24 PJ* as of 3Q24

*Petajoules

La Cira Infantas Solar Farm
Installed capacity of 56 MW.
A renewable energy portfolio exceeding 500 MW is expected by the end of 2024

*Including projects under execution, construction and operation

1.89
MtCO2e
GHG* reduced in 3Q24 (Scope 1 & 2)

*Greenhouse Gas Emissions

CONTACT INFORMATION investors@ecopetrol.com.co

For the nine months of 2024 (9M24), the Ecopetrol Group has proved once again its ability to overcome challenges and turn them into opportunities through determination and resilience. Despite a defiant global environment, marked by fluctuations in international oil prices and adjustments in global supply and demand, the company has delivered an outstanding operational performance, achieving the third-highest results in its history in terms of EBITDA and revenue.

During 9M24, Ecopetrol reported revenues of COP 98.5 trillion, an EBITDA of COP 42.3 trillion, net income of COP 11 trillion, and an EBITDA margin of 43%. By the end of 9M24, the Ecopetrol Group has accomplished 86% the execution of its annual investment plan. We also successfully issued bonds in the international capital markets for USD 1,750 million, to refinance the bonds maturing in 2026 and the prepayment of loans, with an oversubscription of ~2.6 times. This ratifies the international market's confidence in our financial strength and proactive debt refinancing.

In the Hydrocarbons business line, during 9M24 we highlight our operational resilience in the traditional business, closing with a production of 752 kboed (+22.2), transported volumes of 1,126 kbd (+21.1), refinery throughput of 418 kbd (+1.5) and a strengthening of the crude oil differential compared to the same period in 2023.

I want to confirm the success of the discovery of the Sirius-2 appraisal well as its continuity without affecting the schedule initially planned thanks to the favorable ruling of the Santa Marta court. I would like to highlight the entry of the Orotoy station that will leverage the future reserves of the CPO-09 block, as well as the successful test to produce 32 thousand barrels of co-processed jet SAF (Sustainable Aviation Fuel).

I would like to congratulate our different teams across the company for their quick response to the electrical blackout presented at the Cartagena Refinery, achieving the normalization of the electrical system 2 days later and guaranteeing the supply of fuels for the country at all the time.

These results are supported by an effective commercial management that has allowed us to diversify markets, reaching new destinations and implementing new logistic strategies. In this sense, we carried out i) the first sale of Oriente crude to Peru, ii) the first gasoline import from Europe

In the Energies for the Transition business line, by 9M24, we had reached a cumulative energy optimization of 14.24 petajoules. The La Cira Infantas solar farm, which has an installed capacity of 56 MW for self-consumption, this plant will provide up to 76.3 gigawatt hours annually, which is equivalent to the average consumption of 40,500 Colombian homes. By the end of 2024, our renewable energy portfolio is expected to have more than 500 MW of total capacity distributed across multiple projects under execution, construction, and operation, contributing to our emissions reduction goal.

Finally, in the Transmission and Toll Roads business line, ISA CTEEP in Brazil has been awarded 44 transmission network reinforcements, of which 8 were awarded during the third quarter of this year.

On the Governance front, we highlight the capacity of our consolidated and appointed management team with extensive experience, where 65% of the directors come from the company's internal talent.

I would like to thank all our employees for their contribution and daily effort, which allow us to maintain the solid results presented at the end of the 9M24 in this report.

I would like to close by highlighting Ecopetrol’s outstanding participation in the COP16, organizing and participating in 33 events in the Green and Blue zones. Three stands were set up that highlighted the Ecopetrol Group commitment to biodiversity, attracting more than 3,000 visits. This event highlights Ecopetrol’s commitment to environmental conservation and sustainability.

Ricardo Roa Barragán

President, Ecopetrol S.A.

Bogotá D.C., November 13, 2024, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the third quarter, prepared in accordance with International Financial Reporting Standards in Colombia.

In 3Q24, Ecopetrol S.A. and its subsidiaries on a consolidated basis (the “Ecopetrol Group”, the “Group” or “Eopetrol”) reported a net income of COP 3.6 trillion and an EBITDA of COP 14.0 trillion, with an EBITDA margin of 40%. These results were driven by strong operational and commercial performance, achieving record sales volumes in a single quarter, robust results in Interconexión Eléctrica S.A. (“ISA”), an improved crude spread, and a reduced tax rate. This was accomplished despite lower price levels, inflationary pressures and major maintenance at the Cartagena Refinery, which ensured the production of quality fuels along with safe and efficient operations.

Table 1: Financial Summary Income Statement – Ecopetrol Group

Billion (COP)	3Q 2024	3Q 2023	∆ ($)	∆ (%)	9M 2024	9M 2023	∆ ($)	∆ (%)
Total sales	34,607	35,130	(523)	(1.5%)	98,536	108,284	(9,748)	(9.0%)
Depreciation and amortization	3,811	3,417	394	11.5%	10,856	9,665	1,191	12.3%
Variable cost	13,611	12,617	994	7.9%	36,452	41,682	(5,230)	(12.5%)
Fixed cost	5,222	4,571	651	14.2%	14,980	13,524	1,456	10.8%
Cost of sales	22,644	20,605	2,039	9.9%	62,288	64,871	(2,583)	(4.0%)
Gross income	11,963	14,525	(2,562)	(17.6%)	36,248	43,413	(7,165)	(16.5%)
Operating and exploratory expenses	2,657	2,709	(52)	(1.9%)	7,605	7,378	227	3.1%
Operating income	9,306	11,816	(2,510)	(21.2%)	28,643	36,035	(7,392)	(20.5%)
Financial income (loss), net	(2,051)	(630)	(1,421)	225.6%	(6,143)	(4,180)	(1,963)	47.0%
Share of profit of companies	116	109	7	6.4%	502	607	(105)	(17.3%)
Income before income tax	7,371	11,295	(3,924)	(34.7%)	23,002	32,462	(9,460)	(29.1%)
Income tax	(2,264)	(5,307)	3,043	(57.3%)	(8,418)	(14,236)	5,818	(40.9%)
Net income consolidated	5,107	5,988	(881)	(14.7%)	14,584	18,226	(3,642)	(20.0%)
Non-controlling interest	(1,458)	(902)	(556)	61.6%	(3,547)	(3,392)	(155)	4.6%
Net income attributable to owners of Ecopetrol	3,649	5,086	(1,437)	(28.3%)	11,037	14,834	(3,797)	(25.6%)

EBITDA	13,976	16,038	(2,062)	(12.9%)	42,266	48,466	(6,200)	(12.8%)
EBITDA Margin	40.4%	45.7%	-	(5.3%)	42.9%	44.8%	-	(1.9%)

The financial information included in this report has not yet been audited. It is expressed in trillions of Colombian pesos (COP), U.S. dollars (USD), thousands of barrels of oil equivalent per day (kboed), or tons, as noted. Certain figures in this report have been rounded to the nearest decimal place for presentation purposes.

Forward-looking statements: This release contains statements that may be considered forward-looking statements concerning Ecopetrol's business, operating and financial results, and prospects for growth. These are forward-looking statements, and as such, are based solely on management's expectations regarding Ecopetrol's future and its ongoing access to capital to fund its business plan. Such forward-looking statements depend primarily on market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and industry, to mention a few. Therefore, they are subject to change without notice.

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